January 21, 2010 VIA EDGAR

Ms. Patricia Williams Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

RE:	Nicholas II, Inc. (the “Fund”)
Registration Nos. 002-85030/811-03851

Ms. Williams:

This letter is being filed via EDGAR as Correspondence in response to your verbal comments on Post-Effective Amendment (“PEA”) No. 36 to the Fund’s Registration Statement relating to its Class I and Class N shares filed pursuant to Rule 485(a) under the Securities Act of 1933 for the purpose of complying with revisions to Form N-1A adopted in Release Nos. 33-8998, IC-28584 (Jan. 13, 2009) received on January 21, 2010. We appreciate your assistance and timeliness in this matter. Your comments as we understood them are detailed below with our response immediately following each comment.

CLASS I Prospectus

Comment 1

      Delete the first sentence of the first paragraph under the heading "Fees and Expenses of the Fund."

Response 1

     The first sentence of the first paragraph under the heading "Fees and Expenses of the Fund" has been deleted.

Comment 2

     Remove the Footnote Notation (1) from the Fees and Expense Table and change the Redemption Fee caption to state Wire Redemption Fee and list the $15 fee.

Response 2

     The Footnote Notation (1) has been removed from the Fees and Expense Table and the Redemption Fee caption has been changed to Wire Redemption Fee and now lists the $15.00 fee in the table.

Comment 3

       Remove Footnotes (2) and (3) from the Fees and Expense Table.

Response 3

       Footnotes (2) and (3) have been removed.

Comment 4

     Conform the parenthetical statement under the heading "Annual Fund Operating Expenses" in the Fees and Expense table to the parenthetical statement in Item 3 of the instructions to Form N-1A.

Response 4

     The parenthetical statement under the heading "Annual Fund Operating Expenses" in the Fees and Expense table now reads "expenses that you pay each year as a percentage of the value of your investment" as directed by Item 3 of the instructions to Form N-1A.

Comment 5

     Add the heading "Portfolio Turnover" in between the Expense Example and the paragraph that discusses the portfolio turnover rate.

Response 5

     The heading "Portfolio Turnover" has been added in between the Expense Example and the paragraph that discusses the portfolio turnover rate.

Comment 6

     Move the first sentence of the paragraph after the bar chart which discusses how updated performance may be obtained after the last sentence of the paragraph before the bar chart.

Response 6

     The first sentence of the paragraph after the bar chart which discusses how updated performance may be obtained has been moved after the last sentence of the paragraph before the bar chart.

Comment 7

     In the first sentence of the narrative before the average annual total return table replace the named indices with the phrase "a broad measure of market performance."

Response 7

     The specific reference to the Russell Midcap Growth Index, the Russell Midcap Index and the Morningstar Mid-Cap Growth Category in the first sentence of the narrative paragraph before the average annual total return table has been replaced with the phrase "broad measures of market performance and the performance average of similar mutual funds." The Fund considers the Russell Midcap Growth Index to be its primary comparison; however, the Russell Midcap Index is an additional broad-based index and the Morningstar Mid-Cap Growth Category is an average of funds with similar investment objectives, both of which are relative comparisons to the Fund as permitted by Instruction 6 to Item 27(b)7.

Comment 8

     Remove the Footnotes (1) and (2) to the average annual total returns table and add parenthetical statements to the indices stating "reflects no deduction for [fees, expenses, or taxes].

Response 8

     Footnotes (1) and (2) to the average annual total returns table have been removed and parenthetical statements to the indices stating "reflects no deduction for fees, expenses, or taxes" have been added and a parenthetical statement to the category stating "reflects no deduction for taxes" has been added.

Comment 9

     Move the paragraph which immediately follows the average annual total return table to the end of the paragraph before the average annual return table and explain why the indices used are relevant.

Response 9

     The paragraph which immediately followed the average annual total return table has been moved to the end of the paragraph before the average annual return table. The following sentence has been added to the paragraph. The Russell Midcap Index is representative of those stocks normally held by the Fund and the Morningstar Mid-Cap Growth Category shows how the Fund's performance compares with the returns of an average of funds with similar investment objectives and both provide meaningful comparisons for Fund investors.

Comment 10

     Add the phrase "and Portfolio Manager" to the "Investment Adviser" heading and disclose the length of service as portfolio manager of the Fund in the paragraph following this heading.

Response 10

     The phrase "and Portfolio Manager" has been added to the "Investment Adviser" heading and the following sentence has been added to disclose the length of service as portfolio manager of the Fund. Mr. Nicholas has been Portfolio Manager of the Fund since 1993.

Comment 11

     Delete the final three sentences of the second paragraph under the "Purchases and Sale of Fund Shares" heading.

Response 11

     The final three sentences of the second paragraph under the "Purchases and Sale of Fund Shares" heading have been deleted.

Comment 12

     In the section Investment Objective, Principal Investment Strategies, Related Risks and Disclosure of Portfolio Holdings, the question "Does the Fund invest in securities other than equity securities?" and the response to this question in the two paragraphs following the question do not represent principal investment strategies and should be removed from this section as described in Item 9.

Response 12

     In the section Investment Objective, Principal Investment Strategies, Related Risks and Disclosure of Portfolio Holdings, the question "Does the Fund invest in securities other than equity securities?" and the response to this question in the two paragraphs following the question have been removed from this section as they do not represent principal investment strategies as described Item 9. These non-principal strategies are disclosed in the Statement of Additional Information in Item 16.

Comment 13

     In the section The Fund's Investment Adviser, include a statement as required by Item 10 that the Statement of Additional Information provides additional information about the Portfolio Managers compensation, other accounts managed by the Portfolio Manager and the Portfolio Managers ownership of securities in the Fund.

Response 13

     In the section The Fund's Investment Adviser, the following statement has been added as a final paragraph to comply with Item 10. The Fund's SAI provides additional information about the Portfolio Manager's compensation, other accounts managed by the Portfolio Manager, and the Portfolio Manager's ownership of securities in the Fund.

CLASS N Prospectus

Comment 14

      Incorporate all applicable comments from the Class I Prospectus.

Response 14

     All applicable comments from the Class I Prospectus have been incorporated into the Class N Prospectus

Comment 15

     In the section Summary - Nicholas High Income Fund, Inc., under the heading "Investment Objectives" in the first sentence, discuss only the investment objectives.

Response 15

     The first sentence in the section Summary - Nicholas High Income Fund, Inc., under the heading "Investment Objectives" has been changed to read "The Fund seeks high current income as its primary investment objective."

Comment 16

     In the section Summary - Nicholas High Income Fund, Inc., under the heading "Principal Investment Strategies" rework the first sentence to stress that the Fund is primarily a "junk-bond" fund.

Response 16

     In the section Summary - Nicholas High Income Fund, Inc., under the heading "Principal Investment Strategies" the first sentence has been changed to stress that the fund is primarily a "junk-bond" fund. Reference to debentures and preferred stocks, securities convertible into common stocks, and common stocks as principal investment strategies have been removed and the sentence now reads "To pursue the Fund's investment objective, it primarily invests in a diversified portfolio of high yield corporate bonds (also known as "non-investment grade bonds" or "junk bonds"). As a result of removing the reference to debentures and preferred stocks, securities convertible into common stocks, and common stocks as principal investment strategies, we also have deleted the reference to these items in the Principal Risks of Investing section on the next page and in the Investment Objectives, Principal Investment Strategies, Related Risks and Disclosure of Portfolio Holdings section which begins on page 11. The discussion of these risks non-principal strategies and their related risks is currently included in the Fund's Statement of Additional Information and we will continue to disclose this information.

     In connection with your review, we understand that Mr. Chad Eskildsen also performed an accounting review, commonly referred to as a SOX review, and found that the funds within the Nicholas complex had not filed a fidelity bond under Form 40-17G for the bond periods ended November 16, 2009 or November 16, 2010. We discussed this matter with Mr. Eskildsen via telephone on January 21, 2010. We note that the funds maintained a joint fidelity bond for the period ended November 16, 2009 issued by Chubb Group of Insurance Companies – Federal Insurance Group (Bond No. 82126662). We will discuss this matter with the funds' Board of Directors at the next regularly scheduled board meeting during our compliance review. We intend to file the bond for this period by January 31, 2010. The funds currently maintain a joint fidelity bond for the period ended November 16, 2010 issued by Chubb Group of Insurance Companies – Federal Insurance Group (Bond No. 82126662). We anticipate filing this bond as soon as practicable after the funds' next regularly scheduled board meeting as the Board will be adopting the resolutions related to the bond at this meeting.

In accordance with SEC guidelines, the Fund hereby states the following:

(a)	The Fund acknowledges that in connection with the comments made by the Staff, the Staff has not passed generally on the accuracy or adequacy of the disclosure made herein, and the Fund and its management are solely responsible for the content of such disclosure;

(b)	The Fund acknowledges that the Staff’s comments and changes in disclosure in response to the Staff’s comments does not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

(c)	The Fund represents that neither the Fund nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as a defense in any action or proceeding by the SEC or any person.

As you know, the Fund’s amendment to its Registration Statement is schedule to go effective January 29, 2010 or as soon as possible thereafter. As that date approaches, we will contact you to confirm that our responses are satisfactory and that no additional changes to the Registration Statement are required. You may contact me at (414) 272-4650 with any questions you may have or for any further information you may desire.

Very truly yours,

/s/ Jeffrey T. May Senior Vice President, Secretary and Treasurer

Cc:	Jason T. Thompson
Patricia Williams via e-mail